



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
6/30/02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ....**June 30**.. , 20...**02**.....

CANON INC.
....
(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
....
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.......**X**..........Form 40-F....................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes....................No.......**X**..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
....
(Registrant)

Date....**August 27, 2002**........ By...

(Signature)*

Hiroyuki Yoshida
Manager, Finance Department
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following material is included.

1. Interim report for the 102nd business term

TRANSLATION

Interim Report For The 102nd Business Term

From January 1, 2002 to June 30, 2002

CANON INC.

To Our Shareholders

It is a great pleasure to present our interim report for the first half of the 102nd business term, from January 1, 2002, through June 30, 2002.

Looking back at domestic and overseas economies during this half-term, the U.S. economy showed a basic tone of recovery due to increased personal consumption, while European and Asian economies also demonstrated a gradual recovery of business with support from an improved export environment and other factors. Apprehensions about the U.S. economy persist, however, and business conditions overseas showed no signs of a full-fledged recovery during the half-term concerned. On the other hand, although Japan's economy bottomed out due to the pull of increased exports, investments in plants and equipment as well as personal consumption were sluggish, resulting in the continuation of harsh conditions. In the foreign exchange market, the yen depreciated versus European currencies and the U.S. dollar when compared with the same period of the previous year but had appreciated by the end of this half term due to the sudden depreciation of the U.S. dollar caused by the troubled U.S. economy.

In markets relevant to Canon, growth continued in those related to digital products, such as digital cameras and digital copying machines. Meanwhile, sales in the market for semiconductor production equipment remained low due to the slowdown in the semiconductor market, but the volume of orders from overseas showed signs of improvement.

Under such circumstances, Canon entered the second year of "Phase II of the Excellent Global Corporation Plan (2001 to 2005)." Based on this plan, for the second consecutive year, Canon continued to advance operational reforms in all divisions from development and production to head office administration, with a focus on encouraging higher productivity, and also engaged in developing and strengthening common basic technologies to back up product development. In addition, Canon further upgraded production structures in Japan and abroad, such as the new factory in Suzhou Province, China. Regarding sales, with an array of products possessing high appeal to customers, every member company of the Canon group endeavored to carry out vigorous marketing activities.

As a result, during this first half of the 102nd business term, although we increased the sales of digital products during this period, our overall product sales were affected by sluggish markets in Japan and abroad, resulting in total sales of 808.3 billion yen (a 10.6% decrease versus the same period last year) and ordinary profit of 93.6 billion yen (a 27.9% decrease versus the same period last year). Net income totaled 58.4 billion yen, a 124.0% increase versus the same period last year during which time a one-time amortization of unrecognized net pension obligation occurred.

The interim dividend for the first half of the 102nd business term amounts to 12.50 yen per share, representing a 2-yen increase versus that of the same period last year. The dividends will be paid to the shareholders on and after August 28, 2002.

Regarding the outlook for the second half of the 102nd business term, because the course of the recovery of the global economy still includes reasons for concern, conditions in the management environment are thought to remain unpredictable. Within this situation, we intend to make every effort to improve our business performance by further improving product appeal and sales power and lowering costs even more.

We hope that you will continue to extend even greater support and encouragement in the months ahead.

August, 2002

FUJIO MITARAI
President & CEO

BUSINESS REPORT BY OPERATIONS

The products mentioned below may have different names in other areas.

Business Machines Operations

Copying Machines

While demand dropped within the overall market for copying machines, our monochrome digital copying machines–led by the digital multifunctional "iR2200," "iR2800," and "iR3300" models and the "iR5000" and "iR6000" models–have continued to post favorable sales since the previous business term. Moreover, the digital multifunctional "iR2200i," "iR2800i," and "iR3300i" models, equipped with intelligent functions for high productivity as office systems, have also won positive acclaim since their release. Regarding color copying machines, we also worked to strengthen and enhance our product lineup by releasing such products as the "CP2125" and "CP2155," which feature improved output speed during monochrome printing; sales were sluggish, however, due to intensifying competition in the market.

As a result, sales in this category totaled 202.0 billion yen (a 2.3% decrease versus the same period last year).

Change in sales
100 MILLIONS OF YEN


98th
99th
100th
101st
102nd
0
1,000
2,000
3,000
4,000
First Half
Annual

Computer Peripherals

A severe situation prevailed in the field of computer peripherals, caused by the slump in information technology markets overseas and other factors. Within these conditions, we endeavored to increase sales of our laser beam printers by releasing the "LBP-2710" and "LBP-2810," which are equipped with the newly-developed Vertical In-Line 4 Engine and can print at the same fast speeds for either monochrome or color prints. In the field of Bubble Jet printers, moreover, we increased sales of products equipped with the Precision Color Distribution System, which enables them to achieve both fast speeds and high image quality. Among our Bubble Jet printers, the "BJ S500" and "BJ S530" gained a particularly high share of the Japanese market. In addition, we released the "BJ

895PD" and "BJ 535PD" with the aim of improving our line of models capable of directly printing images from a digital camera. As for scanner products, while the global market continued to shrink, we engaged in sales promotion activities with a focus on such products as the "CanoScan N1240U," but sales decreased.

As a result, sales in this category totaled 382.6 billion yen (a 12.8% decrease versus the same period last year).

Change in sales
100 MILLIONS OF YEN



98th
99th
100th
101st
102nd
0
2,000
4,000
6,000
8,000
First Half
Annual

Business Systems

In the field of facsimile machines, amidst a shift in demand from single-function facsimile machines to multifunctional products, we strove to increase sales of multifunctional all-in-one machines both in Japan and abroad. Sales particularly increased for the "PC1250" and "MultiPASS C70," both flatbed products with high added value. Regarding products for home use, we released the "Faxphone CF-VL10" which comes with a large-format liquid-crystal color display, and made efforts to cultivate new demand.

Due to these activities, sales in this category totaled 40.4 billion yen (a 28.3% increase versus the same period last year).

Change in sales
100 MILLIONS OF YEN



98th
99th
100th
101st
102nd
0
200
400
600
800
1,000
First Half
Annual

Camera Operations

As the market for digital cameras expanded both in Japan and abroad, we released two new models in the ultra-compact "IXY DIGITAL Series" and four new models in the "PowerShot Series," and were able to increase sales thanks to favorable acclaim for their compact size, high performance, and ease of use. Moreover, we released the "Card Photo Printer CP-100," with the aim of enhancing our line of products compatible with the "Direct Print System" that permits enjoyment of ultra-high quality prints via direct connection to a digital camera. In the field of digital single-lens reflex cameras, we released the "EOS D60," which comes mounted with a newly-developed large-format CMOS sensor and can be used with EF lenses, thereby enhancing our portfolio of camera products. As for silver-halide cameras, we newly released the "AutoBoy 155" and "IXY i" and strove to increase their sales, but silver-halide camera sales dropped due to the decline in demand. In the field of digital video cameras, on the other hand, we were able to increase both our market share and sales by strengthening our product lineup as a result of such factors as the release of the ultra-compact "IXY DV3" and the "Torebian FV30 KIT," both which earned favorable acclaim for their high image quality and ease of use.

Consequently, sales in this category totaled 146.8 billion yen (a 8.6% increase versus the same period last year).

Change in sales

100 MILLIONS OF YEN


98th
99th
100th
101st
102nd
0
500
1,000
1,500
2,000
2,500
First Half
Annual

Optical and Other Products Operations

At a time when the market for semiconductor production equipment was being strongly affected by declining demand caused by the sluggish market for semiconductor chips, we began shipping new products such as the high-resolution KrF scanning stepper "FPA5000 ES4," but sales unavoidably dropped by a large margin. Regarding mirror projection mask aligners for LCD (Liquid-Crystal Display) panels, on the other hand, sales of the new MPA-7500 that can handle large plate (1,100 x1,250 mm) and other products increased against the backdrop of the increased demand for LCD TVs and monitors. In the market for broadcasting equipment, we endeavored to increase sales of various broadcasting lenses, such as the "J17a x 7.7B" handy zoom lens. As for medical equipment, we worked to promote sales of ophthalmic diagnostic equipment, including the "CR-DG10" non-mydriatic retinal camera for digital imaging.

As a result, sales in this category totaled 36.4 billion yen (a 60.1% decrease versus the same period last year).

Change in sales
100 MILLIONS OF YEN


98th
99th
100th
101st
102nd
0
500
1,000
1,500
First Half
Annual

NONCONSOLIDATED FINANCIAL STATEMENTS

Balance Sheets

ASSETS

Millions of yen

	As of June 30 2002	As of Dec. 31 2001
Current Assets	**838,357**	**789,635**
Cash and deposits	70,017	121,061
Notes receivable	156,319	281,732
Accounts receivable	309,301	104,208
Marketable securities	395	103
Finished goods	70,587	86,042
Work in process	95,704	81,505
Raw materials and supplies	3,590	3,964
Deferred tax assets	16,907	19,148
Short-term loans receivable	33,779	28,546
Other current assets	91,931	73,125
Allowance for doubtful receivables	(10,176)	(9,803)
Fixed Assets	**901,534**	**868,431**
Property, Plant and Equipment	**445,861**	**420,368**
Buildings	225,959	186,403
Machinery	79,493	77,326
Vehicles	218	242
Tools and equipment	45,046	44,175
Land	80,462	68,504
Construction in progress	14,680	43,716
Intangibles	**33,060**	**39,105**
Industrial property rights	122	115
Facility utility rights	512	532
Software	32,426	38,458
Investments	**422,611**	**408,956**
Marketable securities-noncurrent	35,214	32,749
Investment in subsidiaries	281,604	274,517
Long-term loans receivable	818	729
Employee long-term loans	95	133
Long-term pre-paid expenses	11,210	10,476
Deferred tax assets-noncurrent	85,436	82,384
Guarantees	3,396	3,508
Other noncurrent assets	4,852	4,477
Allowance for doubtful receivables-noncurrent	(16)	(20)
TOTAL ASSETS	**1,739,891**	**1,658,066**

Notes:

1. Current receivable from subsidiaries — 537,156 million yen
   Noncurrent receivable from subsidiaries — 400 million yen
   Current payable to subsidiaries — 171,132 million yen
2. Accumulated depreciation of property, plant and equipment — 567,337 million yen
3. Contingent liabilities
   Guarantees — 71,210 million yen
   Letter of awareness and others — 1,466 million yen
4. Earnings per share (based on the average number of shares outstanding) — 66.71 yen
5. From this interim period stockholders' equity is classified and expressed in terms of common stock, capital surplus, retained earnings, net unrealized gains (losses) on securities and treasury stock.

LIABILITIES AND STOCKHOLDERS' EQUITY

Millions of yen

	As of June 30 2002	As of Dec. 31 2001
Current Liabilities	405,869	372,904
Notes payable	29,259	39,531
Accounts payable	241,926	203,394
Short-term loans	43,173	6,306
Straight bonds due within 1 year	20,000	20,000
Other payable	9,379	8,336
Accrued expenses	17,209	20,776
Accrued income taxes	30,922	50,397
Deposits	7,416	5,882
Accrued bonuses for employees	4,838	4,562
Other current liabilities	1,743	13,716
Noncurrent Liabilities	170,638	166,718
Convertible debenture	18,217	18,945
Long-term debts	2	5
Accrued pension and severance cost	152,419	147,768
TOTAL LIABLITIES	576,507	539,622
Common Stock	165,651	165,287
Capital Surplus	297,189	296,370
Additional paid-in capital	297,189	296,370
Retained Earnings	699,541	653,898
Legal reserve	22,114	22,114
Reserve for special depreciation	3,753	2,908
Reserve for deferral of capital gain on property	13	18
Special reserves	604,028	589,528
Unappropriated retained earnings	69,633	39,329
[including current net income	58,478	39,163]
Net Unrealized Gains (Losses) on Securities	2,205	3,163
Treasury Stock	(1,203)	(276)
TOTAL STOCKHOLDERS' EQUITY	1,163,384	1,118,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,739,891	1,658,066

Income Statements

	Millions of yen	
	Six months ended June 30, 2002	Six months ended June 30, 2001
OPERATING PROFIT AND LOSS		
Operating Revenue	808,357	903,737
Net sales	808,357	903,737
Operating Expenses	718,506	774,903
Cost of sales	525,023	584,730
Selling, general and administrative expenses	193,482	190,172
OPERATING PROFIT	89,851	128,834
OTHER INCOME AND EXPENSE		
Other Income	27,141	23,534
Interest income	298	486
Dividend income	8,313	2,285
Rental income	3,597	3,460
Patent royalties	9,320	11,531
Miscellaneous income	5,611	5,770
Other Expense	23,294	22,334
Interest expense	124	467
Discount charge for export bills	28	2,213
Depreciation of rental assets	3,170	2,997
Loss on disposal and write-off of inventories	2,953	4,792
Foreign exchange loss	14,082	10,312
Miscellaneous loss	2,934	1,550
ORDINARY PROFIT	93,698	130,035
NON-ORDINARY INCOME AND LOSS		
Non-Ordinary Income	375	18,227
Gain on sales of fixed assets	375	3
Gain on setting of trust for pension plan	-	18,223
Non-Ordinary Loss	3,521	109,979
Loss on sales and disposal of fixed assets	1,818	2,691
Loss on write-off of investments in subsidiaries	1,703	-
Amortization of unrecognized net pension obligation	-	107,287
INCOME BEFORE INCOME TAXES	90,551	38,283
Income taxes – Current	32,782	53,573
– Deferred	(709)	(41,401)
NET INCOME	58,478	26,111
Unappropriated retained earnings brought forward from previous term	11,154	10,284
UNAPPROPRIATED RETAINED EARNINGS	69,633	36,395

Notes:

1. Transactions with subsidiaries:

Sales	791,508 million yen
Purchase	443,895 million yen
Other transaction	12,012 million yen

2. The following shows the amounts of reserves to be reserved or provided in the first half of 2002 in accordance with the Tax Law:

Reserve for special depreciation	provided	388 million yen
	reserved	464 million yen
Reserves for fixed asset reductions	provided	1 million yen

Change in Sales
100 MILLIONS OF YEN


First Half
Annual
98th
99th
100th
101st
102nd
0
4,000
8,000
12,000
16,000

Change in Ordinary Profit and Net Income
100 MILLIONS OF YEN


Ordinary Profit (First half)
Ordinary Profit (Annual)
98th
99th
100th
101st
102nd
Net Income (First half)
Net Income (Annual)
0
400
800
1,200
1,600
2,000

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations


Business Systems
404
5.0%
Cameras
1,468
18.2%
Optical and Other Products
364
4.5%
Business Machines
6,250
77.3%
Copying Machines
2,020
25.0%
Computer Peripherals
3,826
47.3%

Sales by Region


Japan
1,389
17.2%
Americas
2,991
37.0%
Others
1,018
12.6%
Europe
2,684
33.2%

CONSOLIDATED RESULTS

Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS

	Millions of yen	
	As of June 30 2002 (Unaudited)	As of Dec. 31 2001 (Audited)
Current assets:		
Cash and cash equivalents	445,206	506,234
Marketable securities	7,258	4,772
Trade receivables, less allowance	434,733	456,635
Inventories	427,383	448,300
Prepaid expenses and other current assets	226,140	214,353
Total current assets	1,540,720	1,630,294
Noncurrent receivables and restricted funds	20,392	21,125
Investments	67,348	66,168
Net property, plant and equipment	830,378	821,125
Other assets	305,671	306,044
Total assets	2,764,509	2,844,756

LIABILITIES AND STOCKHOLDERS' EQUITY

	Millions of yen	
	As of June 30 2002 (Unaudited)	As of Dec. 31 2001 (Audited)
Current liabilities:		
Short-term loans	103,847	200,104
Trade payables	382,484	354,446
Income taxes	41,371	65,324
Accrued expenses	141,935	157,335
Other current liabilities	77,257	76,974
Total current liabilities	746,894	854,183
Long-term debt, excluding current installments	87,136	95,526
Accrued pension and severance cost	251,341	237,537
Other noncurrent liabilities	19,729	17,645
Total liabilities	1,105,100	1,204,891
Minority interests	159,415	181,389
Stockholders' equity:		
Common stock	165,651	165,287
Additional paid-in capital	393,871	392,456
Retained earnings	1,096,678	1,036,178
Accumulated other comprehensive income (loss)	(155,003)	(135,168)
Treasury stock	(1,203)	(277)
Total stockholders' equity	1,499,994	1,458,476
Total liabilities and stockholders' equity	2,764,509	2,844,756

	Millions of yen	
	As of June 30 2002 (Unaudited)	As of Dec. 31 2001 (Audited)
Allowance for doubtful receivables	11,602	11,091
Accumulated depreciation	1,048,952	1,025,107
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustments	(76,006)	(52,660)
Net unrealized gains on securities	7	564
Minimum pension liability adjustments	(80,324)	(80,649)
Net gains (losses) on derivative financial instruments	1,320	(2,423)

Consolidated Statements of Income

	Millions of yen	
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)
Net sales	1,384,483	1,473,975
Cost of sales	734,221	826,808
Gross profit	650,262	647,167
Selling, general and administrative expenses	510,234	483,527
Operating profit	140,028	163,640
Other income (deductions):		
Interest and dividend income	4,734	5,639
Interest expense	(3,482)	(5,727)
Other, net	(14,085)	5,070
	(12,833)	4,982
Income before income taxes	127,195	168,622
Income taxes	51,539	70,965
Income before minority interests	75,656	97,657
Minority interests	2,451	1,286
Income before cumulative effect of change in accounting principle	73,205	96,371
Cumulative effect of change in accounting principle, net of tax	-	3,692
Net income	73,205	100,063

Notes:

1. The number of consolidated subsidiaries as of June 30, 2002 was 192, and the number of companies accounted for on equity basis as of June 30, 2002 was 21.
2. The basic net income per share is ¥83.51.
3. Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments. Comprehensive income for six months ended June 30, 2002 and 2001 were ¥53,370 million and ¥109,335 million, respectively.
4. In 2001 closing, loss on disposal of property, plant and equipment is accounted for in "Selling, general and administrative expenses," and the statement of income for the first half ended June 30, 2001, is restated to maintain comparability.

Constitution of Sales

100 MILLIONS OF YEN

Sales by Operations


Business Systems
1,398
10.1%
Cameras
2,114
15.3%
Optical and Other Products
1,014
7.3%
Business Machines
10,717
77.4%
Copying Machines
4,724
34.1%
Computer Peripherals
4,595
33.2%

Sales by Region


Japan
3,611
26.1%
Americas
4,628
33.4%
Others
1,540
11.1%
Europe
4,066
29.4%

COMPANY PROFILE

(The following statements are the status as of June 30, 2002, if not specified otherwise.)

Main Activities

The Company is engaged in the manufacture and sales of the following products.

Business Machines

Copying Machines
  Office Copying Machines, Personal Copying Machines, Color Copying Machines
Computer Peripherals
  Laser Beam Printers, Bubble Jet Printers, Scanners
Business Systems
  Facsimile Machines

Cameras

Digital Cameras, Single-Lens Reflex Cameras, Compact Cameras, Digital Video Cameras, Interchangeable Lenses

Optical and Other Products

Semiconductor Production Equipment, Mirror Projection Mask Aligners for LCD Panels, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment, Photovoltaic Cells

Shares

Total Number of Shares Issuable is 2,000,000,000 shares.

Total Outstanding Shares, Capital Stock and Number of Shareholders

Total Outstanding Shares *(share)*	
As of the end of the Previous Term	876,282,332
Increase/Decrease during This Half-Term	729,665
As of the end of This Half-Term	877,011,997
Capital Stock *(yen)*	
As of the end of the Previous Term	165,287,130,134
Increase/Decrease during This Half-Term	364,242,445
As of the end of This Half-Term	165,651,372,579
Number of Shareholders *(person)*	
As of the end of the Previous Term	37,693
Increase/Decrease during This Half-Term	238
As of the end of This Half-Term	37,931

Note:
The increase of the total outstanding shares during this half-term reflects the conversion of convertible debentures into shares and the share exchange between the Company and Canon Components, Inc. as of May 1, 2002, and the increase in capital stock reflects the conversion of convertible debentures into shares.

Ratio of Holdings by Shareholders



Other Domestic Companies 3.6%
Securities Underwriting Companies 0.6%
Individual and Others 5.9%
Banking Companies 43.9%
Foreign Companies, etc. 46.0%

The Company's Own Shares

Number of Own Shares as of the end of the Previous Term	Number of Own Shares acquired during this Half-Term	Total Amount of Acquisition Price	Number of Own Shares as of the end of this Half-Term
Common stock 69,889 shares	Common stock 193,615 shares	927,449 thousand yen	Common stock 263,504 shares

Notes 1. The acquisitions during this half-term reflects the purchase of less-than-one-unit shares.
2. There were no dispositions of the Company's own shares during this half-term.

Convertible Debentures

MILLIONS OF YEN



10,000
20,000
30,000
40,000
The third series of Unsecured Convertible Debentures Due 2008
9,908
Total Amount: 40,000
Ratio of Conversion
Balance of Convertible Debentures
The fourth series of Unsecured Convertible Debentures Due 2005
5,156
Total Amount: 30,000
The fifth series of Unsecured Convertible Debentures Due 2002
3,153
Total Amount: 30,000

Employees

Number of Employees *(person)*	19,824
Increase/Decrease against the Previous Term *(person)*	244+
Average Age	38.6
Average years of Service	16.0

Notes:
1. Number of employees represents the total number of employees (excluding those who do not work full-time).
2. In addition to the employees listed above, 1,726 persons have been dispatched to affiliated companies, etc.

Directors and Corporate Auditors

Position	Name	Business in Charge or Main Occupation
President & CEO	Fujio Mitarai	
Senior Managing Director	Ichiro Endo	Group Executive of Technology Management Headquarters
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Managing Director	Takashi Saito	Deputy Managing Director of Canon Europe Ltd.
Managing Director	Yusuke Emura	Group Executive of Production Management Headquarters; Group Executive of Global Environment Promotion Headquarters
Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Managing Director	Akira Tajima	Chief Executive of Optical Products Operations
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Junji Ichikawa	Chief Executive of Peripheral Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Director	Toru Takahashi	Executive Vice President of Canon U.S.A., Inc.
Director	Muneo Adachi	Group Executive of New Business Headquarters
Director	Teruomi Takahashi	Chief Executive of i Printer Products Operations
Director	Hironori Yamamoto	Group Executive of Core Technology Development Headquarters; Group Executive of Display Developments Headquarters
Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters; Group Executive of Information & Communication Systems Headquarters
Director	Kunio Watanabe	Group Executive of Corporate Strategy & Development Headquarters
Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Chemical Products Operations
Corporate Auditor	Kohtaro Miyagi	
Corporate Auditor	Masaharu Aono	
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa	

Note:
Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

INFORMATION ON SHARES

Closing of accounts:
December 31 of each year

Ordinary general meeting of shareholders:
March of each year

Record date for the above:
December 31 of each year
Otherwise, if necessary, public notice will be given in advance in accordance with a resolution by the board of directors.

Certain date for interim dividends:
June 30 of each year

Transfer agent:
Mizuho Trust & Banking Co., Ltd.
5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Business handling place of the agent:
Head Office of Stock Transfer Agency Department,
Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Telephone: 03(3642) 4004

Intermediary offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Asset Trust & Banking Co., Ltd.*
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of shares:
1,000 shares

Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

**Yasuda Trust & Banking Co., Ltd., one of the intermediary offices for the transfer agent, has changed its corporate name to "Mizuho Asset Trust & Banking Co., Ltd." as of April 1, 2002.*

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03 (3758) 2111
URL
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